Via Facsimile and U.S. Mail

October 12, 2005

Mr. Wayne E. Ahart
Chief Executive Officer
BNL Financial Corporation
2100 West William Cannon, Suite L
Austin, TX 78745

> Re: **BNL Financial Corporation**
> **Form 10-K for fiscal year ended December 31, 2004**
> **File No. 0-16880**

Dear Mr. Ahart:

We have reviewed your October 3, 2005 response to our September 2, 2005 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have not provided a statement acknowledging that the company may not assert staff comments in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Please provide this acknowledgment.

Management's Discussion and Analysis

Critical Accounting Policies, page 11

2.   Please refer to prior comment 4. Please provide to us how management determined that the effects of recording the reserves attributable to 2001 through 2003 during 2004 was not material to the results of operations for the year ended December 31, 2004. Additionally, we note your response that the 2004 increase

in the liability for future policy benefits by $611,410 was to record benefit reserves for individual dental insurance contracts that had not been recorded in prior years. Please explain to us the apparent inconsistency between your response and your disclosure on page 15 of your filing, which states that this $611,410 increase was due to new reserve rules prescribed by state insurance departments beginning in 2004.

3.   Please refer to prior comment 5. Please expand your proposed disclosure to include a specific discussion of your reserving methodology similar to the information provided in your supplemental response. Include a description of any changes in key assumptions you made to estimate claim reserves at each reporting date. Also, we were unable to locate in your response where you attempted to provide investors with more precise insight into the existence and effects on future operations and financial condition of known trends in loss ratio and claims per insured per month. Include a discussion of the variability inherent in these trends and quantify the potential future impact on your earnings and cash flow so that investors can ascertain the likelihood that your past performance is indicative of your future performance.

Long-term Contractual Obligations, page 14

4.   Please refer to prior comment 6. We note your comments about the complexity of this subject matter and your limited resources in researching and developing this disclosure. However, we believe that omission of these future legal obligations from your contractual obligation table will significantly limit the ability of investors to evaluate your liquidity and capital resources. Also, we understand that such estimation is consistent with normal cash management and actuarial valuation practices for an insurance company, such as your asset liability management processes. Please provide us, in disclosure-type format, estimated payments associated with your liabilities for future policy benefits, policy claims payable and annuity deposits in the contractual obligation table.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Kevin Woody, Accounting Branch Chief, at 202-551-3629, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3710.

Sincerely,

Jeffrey P. Riedler
Assistant Director